Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	FISCAL YEAR ENDED DECEMBER 31,
	2003		2002		2001		2000		1999
	(Dollars in Thousands; percentages annualized)
Fixed Charges:
Interest Expense	6,534		7,579		317		—		—
Assumed interest element in rent	459		427		324		104		65

Total fixed charges:	6,993		8,006		641		104		65
Preference security dividend	6,591		6,412		222		—		893

Total fixed charges and preference security dividends	13,584		14,418		863		104		958
Earnings:
Income before income taxes	225,940		9,032		4,412		124,155		98,370
Fixed charges (per above)	6,993		8,006		641		104		65

Total earnings	232,933		17,038		5,053		124,259		98,435
Ratio of earnings to fixed charges and preference security dividends	17.1	X	1.2	X	5.9	X	1,194.8	X	102.8	X